FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

dated August 10, 2020

Commission File Number 1-15148

BRF S.A.
(Exact Name as Specified in its Charter)

N/A
    (Translation of Registrant’s Name)

8501, Av. das Nações Unidas, 1st Floor
Pinheiros - 05425-070-São Paulo – SP, Brazil
    (Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

*             *             *

This material includes certain forward-looking statements that are based principally on current expectations and on projections of future events and financial trends that currently affect or might affect the Company’s business, and are not guarantees of future performance.  These forward-looking statements are based on management’s expectations, which involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are beyond the Company’s control and any of which could cause actual financial condition and results of operations to differ materially fom those set out in the Company’s forward-looking statements.  You are cautioned not to put undue reliance on such forward-looking statements.  The Company undertakes no obligation, and expressly disclaims any obligation, to update or revise any forward-looking statements.  The risks and uncertainties relating to the forward-looking statements in this Report on Form 6-K, including Exhibit 1 hereto, include those described under the captions “Forward-Looking Statements” and “Item 3. Key Information — D. Risk Factors” in the Company’s annual report on Form 20-F for the year ended December 31, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 10, 2020

BRF S.A.

	By:	/s/ Carlos Alberto Bezerra de Moura
		Name:	Carlos Alberto Bezerra de Moura
		Title:	Chief Financial and Investor Relations Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit
1	MINUTES OF THE ORDINARY MEETING OF THE BOARD OF DIRECTORS HELD ON JULY 30, 2020

BRF S.A.

Publicly Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 1629-2

MINUTES OF THE ORDINARY MEETING OF THE BOARD OF DIRECTORS
HELD ON JULY 30, 2020

1. Date, Time and Place: Meeting held on July 30, 2020, at 09:00 a.m., by video conference.

2. Summons and Presence: Summons duly held pursuant to Article 21 of the Bylaws of BRF S.A. (“Company”), with the presence of all members of the Company's Board of Directors: Mr. Pedro Pullen Parente (“Mr. Pedro Parente”), Mr. Augusto Marques da Cruz Filho (“Mr. Augusto Cruz”), Mr. Dan Ioschpe (“Mr. Dan Ioschpe”), Mrs. Flávia Buarque de Almeida (“Mrs. Flávia Almeida”), Mr. José Luiz Osório de Almeida Filho (“Mr. José Osório”), Mr. Luiz Fernando Furlan (“Mr. Luiz Furlan”), Mr. Ivandré Montiel da Silva (“Mr. Ivandré Montiel”), Mr. Roberto Rodrigues (“Mr. Roberto Rodrigues”), Mrs. Flávia Maria Bittencourt (“Mrs. Flávia Bittencourt”) and Mr. Marcelo Feriozzi Bacci (“Mr. Marcelo Bacci”).

3. Presiding Board: Chairman: Mr. Pedro Pullen Parente; Secretary: Mr. Carlos Eduardo de Castro Neves.

4. Agenda: (i) Approval of Execution of Indemnity Agreements with Messrs. Jerônimo Antunes and Valmir Pedro Rossi.

5. Resolutions: The members approved, by unanimous votes of the present members and with no restrictions, the drawing up of the present minutes in summary form. Once the agenda had been examined, the following matter was discussed, and the following resolution was taken.

5.1. Approval of Execution of Indemnity Agreements with Messrs. Jerônimo Antunes and Valmir Pedro Rossi. The totality of members of the Board of Directors present at the meeting, considering the favorable recommendation of the People, Governance, Organization and Culture Committee, approved the execution, by the Company, as additional guarantee to the D&O insurance, of indemnity agreements with Messrs. Jerônimo Antunes and Valmir Pedro Rossi, external members of the Audit and Integrity Committee.

Minutes of the Ordinary Meeting of the Board of Directors of BRF S.A. held on July 30, 2020.

6. Documents Filed at the Company: The documents related to the agenda that supported the resolutions taken by the members of the Board of Directors or information presented during the meeting were filed at the Company’s head office.

7. Closure: There being no other matters to be discussed, the Chairman declared the meeting closed, during which time the present minutes were drawn up in summary form by electronic processing and, having been read and found correct by all those present, signed.

I certify that the above text is a faithful copy of the minutes which are filed in Book No. 8, pages 05 and 06 of the Minutes of the Ordinary and Extraordinary Meetings of the Company´s Board of Directors.

São Paulo, July 30, 2020.

Carlos Eduardo de Castro Neves Secretary

Minutes of the Ordinary Meeting of the Board of Directors of BRF S.A. held on July 30, 2020.